Filed pursuant to Rule 425
                                                     under the Securities Act of
                                                     1933, as amended



                                  April 4, 2001



Dear IES Utilities Inc. Shareowner:

The Special Meeting of Shareowners of IES Utilities Inc. (IESU) was convened on April 3, 2001 and adjourned to April 23, 2001 at 1:00 p.m. at the Alliant Energy Tower, 200 First Street, SE, Cedar Rapids, Iowa. The meeting was adjourned to provide shareowners additional time to vote.

The board of directors of IESU has approved various proposals relating to the merger of Interstate Power Company with and into IESU for consideration at the meeting. These proposals are described in greater detail in the Proxy Statement/Prospectus, dated February 13, 2001, that was previously mailed to you. The board of directors recommends that you vote "for" approval and adoption of each of the proposals.

In order to avoid further expense, and so that we may move forward, we ask that you please take a moment now to sign, date and mail the enclosed proxy so that your shares can be voted at the meeting. With so many shares held in broker name and in small share amounts, we need all holders to vote. Remember: A failure to vote has the same effect as a vote against the proposals.

                IF YOU HAVE NOT VOTED, WE URGE YOU TO DO SO NOW.

Regardless of the number of shares you own, it is important that your shares are represented and voted at the reconvened meeting on April 23rd.

Please complete, sign and date the enclosed proxy card and return it in the envelope provided.

Sincerely,

/s/ Edward M. Gleason

Edward M. Gleason
Vice President - Treasurer and Corporate Secretary

Shareowners are urged to read the Proxy Statement/Prospectus and the documents incorporated by reference therein carefully because they contain important information. Shareowners may get these documents for free at the Securities and Exchange Commission's web site www.sec.gov or from IESU.